

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

April 27, 2018

Via E-Mail
Mr. Richard Rappaport
Secretary
Jasmin Corp.
1900 Avenue of the Stars
Los Angeles, CA 90067

> **Re: Jasmin Corp.**
> **Form 10-K for the Fiscal Year Ended June 30, 2017**
> **Filed September 5, 2017**
> **File No. 333-213425**

Dear Mr. Rappaport:

We issued comments to you on the above captioned filing on March 1, 2018. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by May 11, 2018.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence Tracie Mariner, Staff Accountant, at (202) 551- 3744 or, the undersigned Accounting Branch Chief at (202) 551-3355 with any questions.

Sincerely,

/s/ John Cash, *for*

Terence O'Brien
Accounting Branch Chief
Office of Manufacturing and Construction